OSLER, HOSKIN & HARCOURT

Osler, Hoskin & Harcourt LLP
Barristers & Solicitors
1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec, Canada H3B 4W5
T 514·904·8100 F 514·904·8101 osler.com

MONTREAL TORONTO OTTAWA CALGARY NEW YORK

File No. 82-3764

04036877

François Paradis
Direct Dial: (514) 904-5366
fparadis@osler.com
Our Matter Number: 1034079

September 3, 2004

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

RECEIVED
2004 SEP 14 P 2:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Office of International Corporate Finance

Ladies and Gentlemen:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since June 17, 2004. For your convenience, a list of these documents is provided in the attached schedule.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid envelope to our messenger who has been instructed to wait.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Paradis
FP:sc

cc: Ms. Mary Cascio *(without attachments)*
Ms. Vanessa Fontana *(with attachments)*

9/14

PROCESSED
SEP 15 2004
THOMSON FINANCIAL

OSLER, HOSKIN & HARCOURT

File No. 82-3764

SCHEDULE
(09/03/04)

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated September 26, 2003 requesting an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act.

	Document type	Date of filing	
		SEDAR	Schedule "A" reference number
4.	**INFORMATION RELATING TO CHANGES IN SHARE CAPITAL AND MATERIAL TRANSACTIONS**		
1.	Prospectus Pricing Supplement No. 8 dated June 18, 2004 - English	June 18, 2004	4.4
2.	Acceptance of Prospectus Supplement No. 8	July 5, 2004	4.4
3.	Prospectus Pricing Supplement No. 9 dated July 14, 2004	July 14, 2004	4.4
4.	Acceptance of Prospectus Supplement No. 9	July 28, 2004	4.4
5.	Prospectus Pricing Supplement No. 10 dated August 19, 2004	August 20, 2004	4.4
6.	Press Release – Third Quarter Financial Results	August 26, 2004	3.1
7.	Management's Discussion and Analysis – Third Quarter 2004	August 26, 2004	2.1
8.	Interim Financial Statements – Third Quarter 2004	August 26, 2004	2.1
9.	Form 52-109FT2 - Certification of Interim Filings – CFO	August 26, 2004	2.1
10.	Form 52-109FT2 – Certification of Interim Filings – CEO	August 26, 2004	2.1
11.	Confirmation of the Sending of Quarterly Report (Third Quarter) of all Registered Holders	August 27, 2004	2.1